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[redacted]

08003274

FILE No. 082-05176

June 5, 2008

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Revision to Forecasts for Earnings (dated May 1, 2008);
- Notice of Company Split Associated with the Transfer to a Certified Broadcast Holding Company Structure and Change in Corporate Name (dated May 15, 2008) and
- Flash Report (Consolidated Basis) Results for fiscal year ended March 31, 2008 (dated May 15, 2008).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

May 1, 2008

For Immediate Release

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676

For further information, please contact: Kazunobu Iijima,
Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

Notice of Revision to Forecasts for Earnings

Fuji Television announced the revision of its full-year forecasts released February 7, 2008.

1. Revision to Forecasts

(1) Consolidated Financial Results of Year ended March 31, 2008 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	570,600	22,100	25,000	18,100
Revised Forecast (B)	575,400	24,300	27,000	15,700
Change (B-A)	4,800	2,200	2,000	(2,400)
Percent Change (%)	0.8	10.0	8.0	(13.3)
Reference Year ended March 31, 2007	582,660	42,325	45,995	24,846

(2) Non-Consolidated Financial Results of Year ended March 31, 2008 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	379,200	19,200	21,200	12,100
Revised Forecast (B)	382,900	22,400	27,800	15,100
Change (B-A)	3,700	3,200	6,600	3,000
Percent Change (%)	1.0	16.7	31.1	24.8
Reference Year ended March 31, 2007	377,875	35,294	38,165	23,904

2. Reasons for the Revision

Non-consolidated

Net sales are expected to exceed previous forecasts due to growth in broadcast revenue, as well as strong returns from box-office receipts, DVD sales and other non-broadcasting revenue. Operating income is forecast to rise due the increase in sales, as well as improved cost efficiency for program production and other expenses overall. Recurring profit is also anticipated to be up significantly from previous forecasts due to dividends received from subsidiaries, part of the effective utilization of Group funds. Net income, despite the recording of an extraordinary loss for the valuation loss on investment securities, is nonetheless forecast to exceed previous estimates due to the boost from recurring profit.

Consolidated

Consolidated net sales, operating income and recurring profit, despite the continued slowdown in the Direct Marketing business, are all expected to exceed the previous forecast with the boost from the upward revision to non-consolidated results. The dividends received from subsidiaries recorded on a non-consolidated basis are eliminated as an internal transaction. Net income is expected to fall below previous forecasts due to the impact of recording of an extraordinary loss for the valuation loss on investment securities.

Note: The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

—End of Document—

May 15, 2008

For Immediate Release

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock Exchange Code number: 4676
For further information, please contact: Kazunobu Iijima,
Senior Executive Managing Director, Investor Relations
Telephone: +81-3-5500-8258

Notice of Company Split Associated with the Transfer to a Certified Broadcast Holding Company Structure and Change in Corporate Name

Fuji Television Network, Inc. (Fuji TV), at a meeting of its Board of Directors held today, decided to conduct an incorporation-type company split in order to transition to a certified broadcast holding company structure (the "Company Split"), as announced in "Notice of Transfer to a Certified Broadcast Holding Company Structure" dated March 13, 2008. The company split will separate the broadcasting and related businesses operated by the Company (the "Core Businesses"), to establish a new company on October 1, 2008. Details are as follows.

Fuji TV plans to transfer to a certified broadcast holding company structure upon receiving approval at its general meeting of shareholders, and completing legal procedures necessary for certification by the relevant state minister. The company name, as a condition of the Company Split taking effect, will be changed to Fuji Media Holdings, Inc., and will remain a listed company. The name of the new company to be established by the Company Split will be Fuji Television Network, Inc. (the "Newly Established Company").

1. Objectives of the Company Split

The business environment for broadcasting and the media industry is facing a period of major change, including technical innovations accompanying the switch to a digital format, deregulation, and revisions to the regulatory structure. Fuji TV recognizes that it must also quickly respond to such trends as alliances and restructuring among media Groups.

Fuji TV has established a leading position in the industry in its main television broadcasting business through a strong network structure with local affiliates built up since its founding. In businesses other than broadcasting as well, Fuji TV has remained ahead of other broadcasters with proactive initiatives for development, working to expand the scope of its Group operations.

However, to respond to further changes in the business environment, and to enhance the corporate value of the Fuji TV Group, it is necessary for us, while preserving the core broadcasting business, to pursue further selection and concentration of Group management resources in areas other than broadcasting, and to actively pursue capital and operating alliances with outside companies, as well as business restructuring.

Achieving Fuji TV's long-term management vision of becoming Japan's representative media conglomerate, widely respected in Japan and around the world, demands quickness in decision-making and flexibility in implementation beyond current measures, as well as the conduct of appropriate Group governance. We have concluded that the most appropriate way to realize the management structure necessary to achieve this would be a transfer to a certified broadcast holding company structure.

Fuji TV considers the transition to a certified broadcast holding company to be a "second founding" for the media Group. We recognize that we are standing at the starting line for building a new Group management structure centered on the certified broadcast holding company and will focus on 1) Strengthening Group management; 2) Appropriate reallocation of resources in response to the business environment; and 3) Implementing proactive business restructuring measures; in a concerted effort to enhance the corporate value of the entire Group.

2. Summary of the Company Split

1) Schedule

Announcement of the transfer to a certified broadcast holding company structure:	March 13, 2008
Meeting of Board of Directors to approve split:	May 15, 2008
General Meeting of Shareholders to approve split:	June 27, 2008 (planned)
Registration of Newly Established Company:	October 1, 2008 (planned)

Note: The Newly Established Company is expected to assume the status as the applicant of the Company's broadcasting station license. Accordingly, the Company Split coming into force is contingent upon 1) receiving the approval of the Ministry of Internal Affairs and Communications for the Newly Established Company to assume the status as license holder of the Company's broadcasting station license as prescribed by Article 20 and 2 of the Radio Law; 2) receiving authorization from the Ministry of Internal Affairs and Communications for the Company to become a certified broadcast holding company as prescribed by Article 52-30 of the Broadcast Law; and 3) receiving any other licenses, permits, authorizations, registrations, notifications or other certifications necessary from the relevant government ministries and agencies for the Newly Established Company to conduct the Core Businesses and for the Company to become a certified broadcast holding company.

2) Method of Split

An incorporation-type company split with Fuji TV as the splitting company, transferring its Core Businesses to the Newly Established Company

3) Allotment of Shares

The Newly Established Company will issue 2,000 ordinary shares for the Company Split, all of which will be allocated to Fuji TV.

4) Capital Reduction Due to the Split

Not applicable.

5) Handling of New Share Warrants and Corporate Bonds with Share Warrants Due to the Split

Not applicable.

6) Rights and Obligations Assumed by the Succeeding Company

The Newly Established Company will take over all employment contracts, as well as all of the assets, liabilities, contracts and other incidental rights and obligations of the Core Businesses (except for the headquarters building and other particular items associated with the Company Split prescribed in the Company Split Proposal dated May 15, 2008).

The Newly Established Company will also take over the status as the applicant in the

procedures for renewal of the broadcasting station license held by the Company.

Assumption of liabilities during the Company Split will be undertaken without any further liability.

Note: The headquarters building will continue to be held by the Company, and leased to the Newly Established Company.

7) Prospects for Discharge of Debts

We believe that there will be no problems involved in the prospects for the discharge of liabilities of the Company and the Newly Established Company for which repayment will be due on and after the date the establishment of the Newly Established Company. All of the shares of the Newly Established Company issued for the Company Split will be allocated to the Company, and with the Newly Established Company to assume ¥238,771 million in assets and ¥86,364 million in liabilities, and the amount of assets exceeds liabilities.

8) Planned Directors and Auditors of the Newly Established Company

Directors	Hisashi Hieda*, Kou Toyoda*, Ryosuke Yokoi, Hideaki Ohta, Shuji Kanoh, Masami Obitsu, Masumi Uchibori, Kazunobu Iijima, Yoshikazu Horiguchi, Hiroshi Seta, Eiichi Kubota, Yutaka Kobayashi, Ryunosuke Endo, Katsuaki Suzuki, Isao Matsuoka, Shigeki Sato, Taizan Ishiguro, Michio Izuma, Takafumi Beppu, Takehiko Kiyohara *: Planned representative directors
Corporate Auditors	Kiyoshi Onoe, Shunichiro Kondo, Hachiro Ito, Yuzaburo Mogi, Nobuya Minami

3. Overview of the splitting company

		Splitting company (As of March 31, 2008)	Newly established company (At the time of establishment)
(1)	Company name	Fuji Television Network Inc. (Planned name change to Fuji Media Holdings, Inc. on October 1, 2008)	Fuji Television Network Inc.
(2)	Business	Television broadcasting and others	Television broadcasting and others
(3)	Incorporated	November 18, 1957	October 1, 2008 (Plan)
(4)	Head office address	2-4-8, Daiba Minato-ku, Tokyo	2-4-8, Daiba Minato-ku, Tokyo
(5)	Representative	Hisashi Hieda, Chairman of the Board Kou Toyoda, President	Hisashi Hieda, Chairman of the Board Kou Toyoda, President
(6)	Capital	¥146,200 million	¥8,800 million
(7)	Number of shares outstanding	2,364,298 shares	2,000 shares
(8)	Net assets	¥456,077 million (Consolidated)	¥152,406 million (Non-Consolidated)
(9)	Total assets	¥677,000 million (Consolidated)	¥238,771 million (Non-Consolidated)
(10)	Fiscal year-end	March 31	March 31
(11)	Major shareholders and equity ownership	TOHO Co., Ltd. 7.75% CBNY-ORBIS SICAV 3.69% The Master Trust Bank of Japan, Ltd. (Trust Account) 3.59% Nippon Cultural Broadcasting, Inc. 3.30% NTT DoCoMo, Inc. 3.26% CBNY-ORBIS Funds 3.08% Japan Trustee Services Bank, Ltd. (Trust Account) 3.02% Kansai Telecasting Corporation 2.30% The Master Trust Bank of Japan, Ltd. (Employee Pension Trust of Dentsu Inc.) 1.97% Goldman Sachs International 1.88%	Fuji Media Holdings, Inc. 100.00%

4. Summary of Business Divisions to Be Split Off

1) Details of the Business of Divisions to Be Split Off

All business with the exception of Group business administration

2) Operating Results of Divisions to Be Split Off

	Division (a)	Year ended March 31, 2008 (b)	a/b
	Millions of yen	Millions of yen	
Net sales	¥382,971	¥382,971	100.0%
Operating income	29,901	22,420	133.4%
Recurring profit	31,175	27,861	111.9%

3) Assets and Liabilities to Be Split Off (As of March 31, 2008)

Assets		Liabilities	
Item	Book value Millions of yen	Item	Book value Millions of yen
Current assets	¥127,293	Current liabilities	¥65,379
Fixed assets	111,478	Fixed liabilities	20,985
Total	¥238,771	Total	¥86,364

5. Status of the Listed Company after the Company Split

(1)	Company name	Fuji Media Holdings, Inc.
(2)	Business	Certified broadcast holding company
(3)	Head office	2-4-8, Daiba Minato-ku, Tokyo
(4)	Representatives	Hisashi Hieda, Chairman of the Board Kou Toyoda, President
(5)	Capital	¥146,200 million (There will be no increase in capital as a result of the split.)
(6)	Fiscal year-end	March 31

Note: Board of directors after the transfer of a certified broadcast holding company structure

Directors will be appointed at the General Meeting of Shareholders for Fuji Television Network, Inc. (the Company) scheduled for June 27, 2008, but in principle they are expected to become directors of Fuji Media Holdings, Inc.

7) Summary of the Accounting Treatment

In accordance with accounting for business combinations, the Company Split will be regarded as a common control transaction. No goodwill will be incurred.

8) Outlook

The Newly Established Company will be a wholly-owned subsidiary of the Company, so there will be no impact on the Company's consolidated results as a result of the Company Split.

After the Company Split, as a certified broadcast holding company the Company will focus on 1) Strengthening Group management; 2) Appropriate reallocation of resources in response to the business environment; and 3) Implementing proactive business restructuring measures; in a concerted effort to enhance the corporate value of the entire Group.

Group Organization Chart


March 2008
Subsidiaries
Equity ownership 50% and over
Broadcasting
Nippon Broadcasting System, Inc. 100%
Satellite Service Co., Ltd. 33.0%
Program Production and Related Business
Kyodo Television,Ltd. 57.7%
Fuji Creative Corporation 100%
Fuji Art, Inc. 100%
Happo Television, Inc. 100%
Fuji Lighting and Technology, Inc. 100%
Fujisankei Communications International, Inc. 100%
Video and Music
Pony Canyon Inc. 100%
Fujipacific Music, Inc. 100%
Fujisankei California Entertainment, Inc. 100%
Direct Marketing
Dinos Inc. 100%
Others
Quaras Inc. 68.4%
Fusosha Publishing, Inc. 100%
Fujimic, Inc. 100%
FCG Research Institute, Inc. 61.5%
Fujisankei Personnel Inc. 100%
Broadcasting
Fuji Television Network, Inc.
Affiliates
Equity ownership 20-50%
The Sankei Shimbun 40%
Sankei Living Shimbun Inc. 41%
The Sankei Building Co., Ltd. 30%
Fuji Satellite Broadcasting, Inc. 44.5%
Fujiland Inc. 50%
Studio Alta Co., Ltd. 40%


October 2008
Subsidiaries
Equity ownership 50% and over
Broadcasting
Fuji Television Network, Inc. 100%
Nippon Broadcasting System, Inc. 100%
Satellite Service Co., Ltd. 33.0%
Production
Kyodo Television, Ltd. 57.7%
Fuji Creative Corporation 100%
Fuji Art, Inc. 100%
Happo Television, Inc. 100%
Fuji Lighting and Technology, Inc. 100%
Video and Music
Pony Canyon Inc. 100%
Fujipacific Music, Inc. 100%
Fujisankei California Entertainment, Inc. 100%
Life Information
Dinos Inc. 100%
Sankei Living Shimbun Inc. 100%
Advertising
Quaras Inc. 68.4%
Others
Fusosha Publishing, Inc. 100%
Fujimic, Inc. 100%
FCG Research Institute, Inc. 61.5%
Fujisankei Personnel Inc. 100%
Fujisankei Communications International, Inc. 100%
Fuji Media Holdings, Inc.
Affiliates
Equity ownership 20-50%
The Sankei Shimbun 40%
The Sankei Building Co., Ltd. 30%
Fuji Satellite Broadcasting, Inc. 44.5%
Fujiland Inc. 50%
Studio Alta Co., Ltd. 40%

Notes: 1. Satellite Service Co., Ltd. is presented as a subsidiary based on effective control standards.

2. The business groups for each subsidiary in the Group Organization Chart following the transition to the certified broadcast holding company structure do not correspond to the business segments in the financial statements.

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2008

Company Name: **Fuji Television Network, Inc.**

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the General Meeting of the Shareholders: June 27, 2008

Planned filing of an annual security report: June 27, 2008 Planned start of dividend payments: June 30, 2008

(Figures less than ¥1 million have been omitted.)

1. Consolidated Performance

(1) Operating Results

Years ended March 31 Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	575,484	(1.2)	24,372	(42.4)	27,056	(41.2)	15,770	(36.5)
2007	582,660	(1.8)	42,325	(16.6)	45,995	(8.6)	24,846	119.0

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2008	6,847.60	—	3.4	3.8	4.2
2007	10,811.13	—	5.4	6.5	7.3

(Reference) Gain (Loss) on investment by equity method: 2008: ¥1,722 million, 2007: ¥2,536 million

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	677,000	456,077	66.7	195,967.51
2007	731,496	469,586	63.3	201,008.38

(Reference) Total shareholders' equity: March 31, 2008: ¥451,331 million, March 31, 2007: ¥462,941 million

(3) Cash Flows

Years ended March 31

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2008	25,383	(41,488)	(9,367)	80,171
2007	60,718	(18,206)	(9,013)	104,324

Fuji Television Network, Inc.

May 15, 2008

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2008

Company Name: **Fuji Television Network, Inc.**

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the General Meeting of the Shareholders: June 27, 2008

Planned filing of an annual security report: June 27, 2008 Planned start of dividend payments: June 30, 2008

(Figures less than ¥1 million have been omitted.)

1. Consolidated Performance

(1) Operating Results

Years ended March 31 Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	575,484	(1.2)	24,372	(42.4)	27,056	(41.2)	15,770	(36.5)
2007	582,660	(1.8)	42,325	(16.6)	45,995	(8.6)	24,846	119.0

	Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total assets ratio	Operating income-to-operating revenues ratio
	Yen	Yen	%	%	%
2008	6,847.60	—	3.4	3.8	4.2
2007	10,811.13	—	5.4	6.5	7.3

(Reference) Gain (Loss) on investment by equity method: 2008: ¥1,722 million, 2007: ¥2,536 million

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	677,000	456,077	66.7	195,967.51
2007	731,496	469,586	63.3	201,008.38

(Reference) Total shareholders' equity: March 31, 2008: ¥451,331 million, March 31, 2007: ¥462,941 million

(3) Cash Flows

Years ended March 31

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2008	25,383	(41,488)	(9,367)	80,171
2007	60,718	(18,206)	(9,013)	104,324

2. Dividends

Years ended/ending March 31

Record date	Dividends per share: Interim dividends	Dividends per share: Year-end dividends	Dividends per share: Total	Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-net assets ratio
	Yen	Yen	Yen	Millions of yen	%	%
2007	2,000.00	3,000.00	5,000.00	11,515	46.2	2.5
2008	1,800.00	1,800.00	3,600.00	8,291	52.6	1.8
2009 (Forecast)	1,800.00	1,800.00	3,600.00	---	44.8	---

3. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	284,400	1.0	10,800	46.3	13,600	52.2
Fiscal year	579,100	0.6	28,700	17.8	32,800	21.2

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,400	(29.3)	3,213.07
Fiscal year	18,500	17.3	8,032.67

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).

   a. Changes in accordance with revisions to accounting standards: Yes

   b. Other changes: None

3. Number of Shares Outstanding (Common stock)

   Number of shares outstanding at fiscal year-end:

   2008: 2,364,298 shares 2007: 2,364,298 shares

   Number of treasury stocks at fiscal year-end:

   2008: 61,202 shares 2007: 61,202 .00shares

(Reference) Flash Report (Non-Consolidated Basis)

1. Non-Consolidated Performance

(1) Operating Results

Years ended March 31 Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2008	382,971	1.3	22,420	(36.5)	27,861	(27.0)	15,121	(36.7)
2007	377,875	(1.0)	35,294	(11.3)	38,165	(4.7)	23,904	309.4

	Net income per share	Net income per share after dilution
	Yen	Yen
2008	6,565.77	—
2007	10,379.27	---

(2) Financial Position

At March 31

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2008	563,040	419,265	74.5	182,044.29
2007	614,290	429,683	69.9	186,567.67

(Reference) Total shareholders' equity: March 31, 2008: ¥419,265 million, March 31, 2007: ¥429,683 million,

2. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period	179,100	(6.9)	10,200	36.7	11,600	26.1
Fiscal year	---	---	---	---	---	---

	Net income		Net income per share
	Millions of yen	%	Yen
Interim period	7,000	23.7	3,039.39
Fiscal year	—	—	---

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Non-consolidated forecasts are not included, as the Company will become a certified broadcast holding company structure on October 1, 2008. Forecasts will be announced as soon as figures are available.

END